# BO&NIC

Retail | Athletes | Leisu

Help us offer athletic women around the world fashionable, functional, versatile apparel

BO&NIC.COM PORTLAND OREGON





*There is currently a large void in the global women's marketplace for functional / fashionable golf and plus size apparel that no other apparel brand is addressing. We want to offer global women of all sizes great apparel options to achieve their sport passions.*

**Nick Solazzo** Founder @ BO&NIC

## Why you may want to support us...

1. Established Women's Athletic Fashion Brand
2. Addressing a void in the Women's Global Golf Apparel market with versatile, functional products
3. Year round, global, e-commerce business with multiple sport and fashion cross over revenue growth opportunities

## Our Team

AND OUR MAJOR ACCOMPLISHMENTS



**Nick Solazzo**
Founder
*30 years designing prints for active wear companies such as Nike, Danskin, Adidas, etc.*



**Scott Brown**
CEO
*Key Leader in Creating , Designing, Implementing and growing the NIKEiD Customization and Personalization Vertical for Nike, Inc.*



**Stephanie Conover**
VP Marketing and Merchandising
*E-commerce, Social Media, and Merchandising. 20 years of experience in luxury retail including positions at Saks Fifth Avenue, Valentino, Giorgio Armani, Tory Burch, and Derek Lam.*

## In the news

Ontoori February 7, 2020 @ https

## Downloads

BO NICwf.pdf

# An overview of BO&NIC

*Superior golf apparel for today's fashionable, active woman.*

The team at BO&NIC, is very excited to offer global women golfers and ultimately tennis players, what we believe to be the first fashionable and functional apparel line.

This starts with a proven and highly adaptable line of golf skorts that gracefully transition from active use on the golf course to a fashion forward evening out. Enabling us to address an open and presently untapped global opportunity with a market of over 30 million female golfers. Propelling us forward with the introduction of new silhouettes, complimentary tops, plus sizes and cross over styles for the millions of tennis enthusiasts.

Achieving this is a highly experienced team with decades of global Fortune 500 design, product, innovation, merchandising, sales, operations, supply chain and e-commerce successes. We personally invite you to review our product selection via the site link below and will look forward to discussing carrying our product.

Sincerely,

Nicholas Solazzo | Founder

Scott Brown | CEO

**Web Page - come visit our product. We bet you won't be able to leave without buying something.**

https://boandnic.com

**Why have we refreshed BO&NIC -- We saw a void in the Market**

- **Created 2019 by Founder Nicholas Solazzo. 30 years designing prints for active wear companies such as Nike Inc., Danskin, Adidas, etc.**
- **Existing golf skorts are uncomfortable and lose their shape after a few wears due to an inferior fabric.**
- **Prints look faded and washed out due to the poor fabric quality.**
- **None of the competition including athletic apparel companies such as Nike, Adidas, Athleta to fashion companies such as Tory Burch, Kate Spade and Lily Pulitzer offer a high quality skort.**

**What is BO&NIC**



- **A Women's athletic fashion apparel company based in New York & Portland, Oregon.**
- **Hallmark of the brand is a 4-way stretch jersey fabric.**
- **Exclusive access to a proprietary print library of over 10,500 print designs.**
- **PGA regulation length golf skort with pockets is the key silhouette of the collection.**





**The Growth Opportunity – is a lot larger than you might think and a global one.**

- **Annual sales of golf equipment, apparel & media is $6 billion in the U.S.**
- **5 million female golfers in the USA with cross-over opportunities with Tennis consumers that are double this number.**
- **30 million female golfers worldwide**
- **Year-round, global sport**

**The Competition – they are out there but not in this market segment (in our opinion).**

**They are focused on athletic sport product while our company is Fashion oriented with higher quality product, at same to lower price points.**

TORY SPORT

adidas

Lilly Pulitzer

ATHLETA

**Strategic Plan for Growth – what we'll do with the $$'s post funding raise.**

- **Phase 1 - Ecommerce**
  - **Make necessary website changes to align with and support Crowd Funding Campaign (e.g. Product, contact information, link to Crowd platform, etc)**
  - **Review Social Media strategy and implement focused campaign to support website. (e.g. Twitter, LinkedIn, Facebook, etc)**
  - **Drive SEO strategy (e.g. Google ad words, etc)**
  - **Review and drive necessary plans to support increased product sales. (e.g. Raw materials sourcing, finished product manufacturing, pick & pack distribution, etc)**
- **Phase 2 - Expand distribution to Retail**
  - **Engage with specialty retailers, develop strategic relationships**
  - **Actively engage with HSN & QVC to leverage existing license to retail product**
  - **Sign on independent Sales Reps – focused by geography**
- **Phase 3 - Plus Size Products**
  - **Target Spring 2020 for release of Plus sizing – website & retail**
- **Phase 4 - New Styles & Designs**
  - **Release new products to market for Spring**
  - **Review expanding Skort product line to include....tops, new silhouettes, etc.**



**Revenue Opportunity – conservatively, we think it's large.**

- **$27,000 in revenue to date – since inception**
- **Year 1 projection of $250,000 – post funding raise**
- **Year 2 projection of $800,000**
- **Year 3 projection of $1.2M**
- **Year 4 projection of +$3M**
- **(These figures are projected and cannot be guaranteed)**

**Customer Testimonials – don't just believe us our product is GREAT**

**"I LOVE my SKORT. Not only is it comfortable, it is versatile and interchangeable. You can exercise in them, bike ride, wear them to breakfast, lunch and dinner. The best is you can swim in the ocean and even jet ski in them!! Dries in seconds, travels perfectly and great prints." ~Trish, NJ**

**"I love the skort and am wearing the leopard today!" ~Cheryl, NJ**

**"So easy to pack!" ~ Deanna, TX**

**"I love your products" ~ Judy, OH**

**"...exactly what I am looking for" ~Nancy, MA**

**"The fabric is so comfortable" ~Jean, CT**

**". . .in Belize! These clothes are perfect for traveling!!" ~Maryanne**

**The Team - Industry experts from a wide range of Fortune 500 companies have come together to lead this company with over 135 cumulative years of fashion and sports / fitness experience.**

- **Nicholas Solazzo / Founder. 30 years designing prints for active wear companies such as Nike, Danskin, Adidas, etc.**
- **Scott Brown / CEO. Business Operations, Sales, Distribution, Logistics, Supply Chain, and Finance. 28 years of experience in international retail, sales, product sourcing/manufacturing, E-commerce, logistics, distribution, consulting, and technology industries.**
- **Stephanie Conover / VP Merchandising & Marketing. E-commerce, Social Media, and Merchandising. 20 years of experience in luxury retail including positions at Saks Fifth Avenue, Valentino, Giorgio Armani, Tory Burch, and Derek Lam.**
- **Kristine Lebow / Senior Clothing Design. 30 years of design and merchandising experience in athletic apparel.**
- **Pete Olson / Sales. Wholesale Distribution. 20 years owning his national golf sales company.**

# Investor Q&A

– COLLAPSE ALL

### What does your company do?

BO&NIC is a women's sport fashion apparel company based in New York and Portland, our Hallmark of the brand is a 4-way stretch jersey fabricWe offer global athletic women a fashionable, functional and versatile apparel collection that includes tops, bottoms and dresses

### Where will your company be in 5 years?

We hope to reach $10M in total revenue with a fashionable, functional women's apparel collection focused on addressing a current void in the global Golf and Plus size markets. These figures are forward-looking and cannot be guaranteed.

**Why did you choose this idea?**

There is currently a large void in the global women's marketplace for functional / fashionable golf and plus size apparel that no other apparel brand is addressing. We want to offer global women of all sizes great apparel options to achieve their sport passions.

**Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?**

Existing golf shorts are uncomfortable and lose their shape after a few wears due to inferior fabric.
Prints look faded and washed out due to poor quality.
None of the competitors including athletic companies such as Nike, Adidas, Athleta to fashion companies such as Tory Burch, Kate Spade and Lily Pulitzer offer a high quality skort.

**What is your proudest accomplishment?**

Approved vendor and successfully executed multiple product offerings with HSN / QVC. Far from an easy task and something we plan to leverage going forward for added brand awareness and sales.

**How far along are you? What's your biggest obstacle?**

Our brand is 3 years old and established. That said, we have recently reconfigured leadership, secured key personnel to achieve strategic growth and are looking for funding to fully implement / execute scaling the business.

**Who are your competitors? Who is the biggest threat?**

The competition is Athleta, Luluemon, Tory Birch and Nike. As we focus on athletic fashion apparel it limits our threat competition to Tory Birch and other smaller niche fashion oriented brands.

**What do you understand that your competitors don't?**

Women's athletic fashion apparel styling, materials, plus size fit and design of collections that cross over between athletic wear use and every day fashion utilization.

**How will you make money?**

Our gross margins are +60% with an e-commerce direct to consumer model. We have over 10,000 designs and patterns in our library for the next few years of product development at no cost - dramatically reducing overhead.

**What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?**

Maintaining and growing brand awareness. Maintaining, managing production costs to drive maximized gross margins. If we fail, it will be due to lack of funding to scale our business coupled with a lack of efficient, strategic marketing efforts. To succeed, we will have ample funding to scale operations, achieve supply chain efficiencies, drive successful brand marketing and global consumer awareness.

**What do you need the most help with?**

Raising ample funding.

**What would you do with the money you raise?**

We will apply funding to scale operations, achieve supply chain efficiencies, drive successful brand marketing and global consumer awareness.